SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30285; 812-13871]

William Blair & Company, L.L.C. and William Blair Funds.; Notice of Application

November 29, 2012

Agency: Securities and Exchange Commission ("Commission" or "SEC")

Action: Notice of application for an order under sections 6(c) and 17(b) of the

Investment Company Act of 1940 ("Act") for exemptions from section 17(a) of the Act,

and under section 17(d) of the Act and rule 17d-1 thereunder to permit certain joint

transactions.

Summary of Application: Applicants requests an order to permit certain registered open-

end management investment companies or series thereof that are advised by William

Blair & Company, L.L.C. ("William Blair") to invest in a private investment vehicle

established by William Blair to invest in China A shares.

Applicants: William Blair and William Blair Funds (the "Trust").

Filing Dates: The application was filed on February 22, 2011, and amended on August

26, 2011, June 15, 2012, and November 19, 2012. Applicants have agreed to file an

amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on December 20, 2012, and should be accompanied by proof of service on

applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the

issues contested. Persons who wish to be notified of a hearing may request notification

by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090. Applicants: Richard W. Smirl, William

Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 942-0614, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under Act as an open-

end management investment company. One existing series of the Trust, the Emerging

Markets Growth Fund (the "Initial Fund")[1] currently desires to purchase and redeem

interests ("Interests") of separately identified series of the William Blair China A-Share

Fund, which will rely on the exemptions from registration under the Act provided by

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[1]   The Initial Fund currently anticipates investing in the A Share Fund Series, although final
        investment decisions will be made in light of the amount of quota available, account
        eligibility and then-current market conditions at the time of investment.

section 3(c)(1) and/or 3(c)(7) of the Act (the "A Share Fund," and each separate series of the A Share Fund an "A Share Fund Series").[2]

2.   William Blair is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). William Blair serves as investment adviser to the Initial Fund pursuant to an investment advisory agreement between William Blair and the Trust, on behalf of the Initial Fund (the "Advisory Agreement"). As the Initial Fund's investment adviser, William Blair is responsible for making investment decisions for the Initial Fund and administering the business and affairs of the Initial Fund, subject to the oversight of the Board of Trustees of the Trust ("Board"), at least a majority of whose members are not considered "interested persons" of the Initial Fund as defined in Section 2(a)(19) ("Independent Trustees"). Under the terms of the Advisory Agreement, William Blair is entitled to receive monthly management fees from the Initial Fund at a specified annual rate. William Blair also manages or will manage separate accounts, collective investment trusts and funds registered in other jurisdictions, and may organize private pooled investment vehicles in the future (together, "Other Accounts"). These Other Accounts may have similar investment objectives and strategies as the Funds, and may invest in A Share Fund Series along with one or more Funds.

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[2]   Each entity that currently intends to rely on the requested relief has been named as an applicant. Any current or future series of the Trust and any other existing or future registered open-end management investment company or series thereof for which William Blair, or any person controlling, controlled by, or under common control with William Blair, or its or their successors (a "William Blair Affiliate") acts as an investment adviser that may rely on the requested relief in the future is a "Future Fund" (together with the Initial Fund, the "Funds"). For purposes of the requested order, "successor" is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization. Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of the requested order.

3.   Applicants state that a significant majority of publicly traded Chinese companies list their shares on one or more of three stock exchanges—the Shanghai, Shenzhen and Hong Kong Stock Exchanges. The Shanghai and Shenzhen exchanges are located in mainland China and there are two categories of stock that are listed on these exchanges: China "A Shares" which trade in the currency of China, the renminbi, and "B Shares" which trade in foreign currencies.   "H Shares" and "red chip" shares are listed and traded on the Hong Kong Stock Exchange.[3] Applicants state that far fewer Chinese companies have listed their shares as H Shares or red chips.

4.   The Initial Fund currently invests in China through "H Shares" or "red chip" stocks. Applicants state that for a variety of reasons, China A Shares are a more attractive means to invest in Chinese companies, than H Shares red chip stocks or China B Shares. Applicants state that, while it is not practical or economical for Funds or Other Accounts to invest directly in China A Shares, a pooled investment vehicle would allow the Funds and Other Accounts to gain focused exposure to China A Shares.[4] Applicants represent that the A Share Fund will be the entity that invests in and holds China A Shares; the A Share Fund was named as the investing vehicle in William Blair's

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[3]   H Shares are shares of companies incorporated in mainland China, listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars. "Red chip" shares are listed and traded on the Hong Kong Stock Exchange, issued by companies based in mainland China but incorporated outside of mainland China.

[4]   Applicants state that until 2002, the Chinese government restricted investment in China A Shares to domestic (i.e., Chinese) investors. Since 2002, the Chinese Government has permitted certain non-Chinese investors to invest in China A Shares, but to do so, a foreign investor must apply for, and receive a license as a Qualified Foreign Institutional Investor or "QFII" and be allotted a quota, representing the amount in renminbi of China A Shares that the investor may purchase. William Blair has received a QFII license and was granted a quota of US$100 million so that it can invest in China A Shares on behalf of the Funds and Other Accounts. As described more fully in the application, individual applications on behalf of each Fund or Other Account would generally not be practical or feasible.

application to obtain a license to invest in China. Interests in the A Share Fund will be sold only to the Funds and the Other Accounts.

5.   The A Share Fund has filed a Certificate of Formation, to be effective as of December 17, 2012, and will be organized as a Delaware limited liability company, with William Blair, or a William Blair Affiliate, as its managing member. The A Share Fund will not have a board of directors or trustees. The A Share Fund may establish one or more separately identified A Share Fund Series, and a Fund or Other Account may invest in some or all of the different A Share Fund Series.[5] Each A Share Fund Series will have its own portfolio manager or portfolio management team at William Blair who will be responsible for selecting particular China A Shares for investment by that A Share Fund Series. Each Fund or Other Account investing in an A Share Fund Series will hold Interests which will represent a proportionate share of the A Share Fund Series' net assets and a proportionate claim on the A Share Fund Series' net income. Interests in an A Share Fund Series used by the Funds will be valued daily in accordance with the Funds' valuation procedures and in accordance with section 2(a)(41) of the Act. Each Interest would have the same rights as any other Interest, and the A Share Fund Series would not issue preferred interests.

6.   William Blair will not charge advisory fees to A Share Fund Series used by the Funds. William Blair will, however be entitled to receive applicable advisory fees from the Funds or Other Accounts. Expenses of the A Share Fund Series will be charged

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[5]   Applicants state that initially, one A Share Fund Series is contemplated but in the future, additional A Share Fund Series may be established for different types of investors or to invest in different companies based generally on the particular characteristics of those companies.

to the A Share Fund Series as a whole and accrue on a daily basis.[6] The A Share Fund's

books and those of the A Share Fund Series will be accounted for under standard

accounting principles and in accordance with U.S. Generally Accepted Accounting

Principles ("GAAP"), and they will be audited annually by a nationally recognized and

PCAOB-registered audit firm in accordance with U.S. Generally Accepted Auditing

Standards ("GAAS").[7] The A Share Fund Series used by the Funds will not lever

themselves through borrowing, but A Share Fund Series used exclusively by Other

Accounts may use leverage.

     7.   A Fund's decision to invest in an A Share Fund Series will be made by a

Fund's portfolio manager(s). Because of the repatriation restrictions, investments in

China A Shares would be deemed illiquid investments. Each Fund will, at all times, limit

its holdings in the A Share Fund to no more than 15% of its net assets. Applicants state

that access by the Funds and Other Accounts to the quota (*i.e.*, to China A Shares)

through the A Share Fund Series is a limited opportunity and will be allocated in

accordance with William Blair's Trade Allocation Policy. Under William Blair's Trade

Allocation Policy, if fewer Interests are available than requested by the portfolio

managers of the Funds and Other Accounts, Interests will generally be allocated across

participating accounts on a *pro rata* basis according to requested order size. Similarly, if

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[6]   Expenses of the A Share Fund Series will include basic fees and expenses of service providers, such as the administrator, accountant, local custodian and legal counsel.

[7]   Applicants state that the GAAS standards applicable to the audit of the A Share Fund would be the same standards as those applicable to a registered investment company. Further, applicants state that GAAP would apply to both the A Share Fund audit and a registered investment company audit. Thus, applicants assert that critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the audit of the A Share Fund.

more than one Fund or Other Account seeks to repatriate proceeds at or about the same time, and Chinese regulations limit the aggregate amount of proceeds that may be repatriated at any given time to a level below the aggregate amount sought to be repatriated, the requests by the applicable portfolio manager(s) will be aggregated, if received at or about the same time, and proceeds available for repatriation will be allocated *pro rata* among requesting Funds and Other Accounts.[8] William Blair will not consider the potential impact on the A Shares quota when making investment decisions for the Funds or Other Accounts.[9]

8.   Applicants request an order pursuant to sections 6(c) and 17(b) of the Act and pursuant to section 17(d) of the Act and rule 17d-1 under the Act solely to the extent necessary to permit: (a) the Funds to purchase Interests of the A Share Fund Series; (b) the A Share Fund to sell Interests in its Series to the Funds, and to redeem such shares held by the Funds upon the demand of the Funds; and (c) William Blair (or an William Blair Affiliate) to provide investment management services to the Funds and A Share Fund.

Applicants' Legal Analysis:

1.   Section 17(a) generally provides, in part, that it is unlawful for any affiliated person of a registered investment company ("first-tier affiliate"), or any affiliated person of such person ("second tier affiliate"), acting as principal, to sell or purchase any security or other property to or from such investment company. Section

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[8]   Applicants are not seeking comfort nor is the Commission providing any opinion on whether the Trade Allocation Policy meets the standards applicable under the Act or the Advisers Act.

[9]   Applicants state that the Chinese authorities may reduce or revoke a QFII's quota if the QFII does not invest the full amount of its quota over a phase-in period, or, in certain cases, if it repatriates its investments below the quota amount.

2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with the power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person. Section 2(a)(9) defines "control" to mean "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company."

2.   Applicants state that the Funds and the A Share Fund are expected to be affiliated persons under section 2(a)(3) of the Act, because it is expected that one or more Funds and Other Accounts will own at least 5%, and potentially, more than 25% of the Interests of the A Share Fund or an A Share Fund Series. While Interests of the A Share Fund (and A Share Fund Series) will be non-voting interests, a Fund or Other Account could have power to exercise a controlling influence over the management or policies of the A Share Fund or Series and be deemed an affiliated person of the A Share Fund or A Share Fund Series under section 2(a)(3)(C). In addition, William Blair is the investment adviser to the Initial Fund (and William Blair or a William Blair Affiliate will be the investment adviser to any Future Funds), and William Blair or a William Blair Affiliate will be the managing member of the A Share Fund. As a result, the A Share Fund or A Share Fund Series may be deemed to be under William Blair's control under section 2(a)(3)(C), such that the A Share Fund may be deemed an affiliated person of an affiliated person of the Funds. If a Fund and the A Share Fund are deemed affiliates of

each other, or even second-tier affiliates, the sale of Interests of the A Share Fund to the Fund, and the redemption of such Interests by the Fund, would be prohibited under section 17(a) of the Act.

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of each registered investment company involved and with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provisions of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants submit that the proposed arrangement satisfies the standards for relief under sections 17(b) and 6(c) of the Act. For the reasons discussed below, Applicants submit that the terms of the arrangement, including the consideration to be paid, are fair and reasonable and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants further submit that the Funds' participation in the A Share Fund Series will be necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

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5.	Applicants state that each Fund and Other Account will be treated identically as a holder of Interest in the A Share Fund Series, and each Fund and Other Account will purchase and sell Interests of a China A Share Fund Series on the same terms and on the same basis as each other Fund and Other Account that invests in that A Share Fund Series. Applicants note that neither William Blair, nor a William Blair Affiliate, will receive a fee for advising any A Share Fund Series used by a Fund. The Funds, as holders of Interests of the A Share Fund, will not be subject to any sales load, redemption fee, distribution fee or service fee. Moreover, administrative fees will be paid by the A Share Fund Series used by the Funds to William Blair only upon the determination by each Fund's Board, including a majority of Independent Trustees, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. Applicants argue that the fees payable to the A Share Fund's service providers will be for distinct services, and the costs of such fees will be outweighed by opportunity to invest in China A Shares.

6.	Applicants propose that the Funds be permitted to continue to engage in certain purchase and sale cross transactions in securities ("Cross Transactions") between a Fund or Other Account seeking to implement a portfolio strategy and another Fund or Account seeking to raise or invest cash. The Funds currently rely on rule 17a-7 to engage in such Cross Transactions; however, if one or more Funds or Other Accounts were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the A Share Fund or an A Share Fund Series, the Funds may not be

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entitled to rely on rule 17a-7 because they would no longer be affiliated solely for the reasons permitted by the Rule.

7.   Applicants assert that the potential affiliations created by the A Share Fund Series structure do not affect the other protections provided by the rule, including the integrity of the pricing mechanism employed, and oversight by each Fund's Board. Applicants represent that the Funds and Other Accounts will comply with the requirements set forth in rule 17a-(7)(a) through (g). Applicants thus believe that Cross Transactions will be reasonable and fair, and will not involve overreaching, and will be consistent with the purposes of the Act and the investment policy of each Fund.

8.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit joint transactions involving registered investment companies and their affiliates unless the Commission has approved the transaction. In considering whether to approve a joint transaction under rule 17d-1, the Commission considers whether the proposed transaction is consistent with the provisions, policies, and purposes of the Act, and the extent to which the participation of the investment companies is on a basis different from or less advantageous than that of the other participants. Applicant states that the Funds and the Other Accounts (by purchasing Interests of the A Share Funds), William Blair (by managing the portfolio securities of the A Share Fund and the Funds at the same time that the Funds are invested in Interests of the A Share Fund), and the A Share Fund (by selling its Interests to, and redeeming its Interests from, the Funds), could be deemed to be participants in a joint enterprise or arrangement within the meaning of section 17(d) and rule 17d-1.

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9.   Applicants request an order pursuant to section 17(d) and rule 17d-1 to permit the proposed transactions with the A Share Fund. Applicants submit that the investment by the Funds in the A Share Fund on the basis proposed is consistent with the provisions, policies and purposes of the Act, and that each Fund will invest in Interests of the A Share Fund on the same basis as any other shareholder (i.e., the other Funds and Other Accounts). Applicants further state that William Blair will take reasonable steps to make sure that allocations among the Funds and Other Accounts are fair and equitable. Allocations of China A Shares to different A Share Fund Series, and allocations of opportunities to invest in the A Share Fund Series, by Funds and Other Accounts, will be subject to William Blair's Trade Allocation Policy, under the supervision of William Blair's and the Funds' CCO, and compliance with William Blair's Trade Allocation Policy will be overseen by the Funds' Board.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   The Funds' investment in Interests of the A Share Fund will be undertaken only in accordance with the Funds' stated investment restrictions and will be consistent with their stated investment policies.

2.   William Blair and its affiliated persons will receive no advisory fee from the A Share Fund in connection with the Funds' investment in the A Share Fund. William Blair and its affiliated persons will receive no commissions, fees, or other compensation from a Fund or the A Share Fund in connection with the purchase or

redemption by the Funds of shares in the A Share Fund. Interests of the A Share Fund will not be subject to a sales load, redemption fee, distribution fee or service fee.

3.   Administrative fees will be paid by the A Share Fund Series used by the Funds to William Blair or a William Blair Affiliate only upon a determination by each Fund's Board, including a majority of its Independent Trustees, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly, and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. If such determination is not made by a Fund's Board, William Blair will reimburse to that Fund the amount of any administrative fee borne by that Fund as an investor in the A Share Fund.

4.   Each Fund will, at all times, limit its holdings in the A Share Fund to no more than 15% of its assets.

5.   Each Fund's Board, including a majority of the Independent Trustees, will determine initially and no less frequently than annually that the Fund's investments in the A Share Fund are, and continue to be, in the best interests of the Fund and the Fund's shareholders.

6.   William Blair will make the accounts, books and other records of the A Share Fund available for inspection by the Commission staff and, if requested, to furnish copies of those records to the Commission staff.

7.   The A Share Fund will comply with the requirements of the following sections of the Act, except as noted below: Sections 9, 12, 13, 17(a) (except insofar as relief is provided by the Order), 17(d) (except insofar as relief is provided by the Order), 17(e), 17(f), 17(h), 18, 21 and 36-53 of the Act and rule 22c-1 under the Act as if the A

Share Fund were an open-end management investment company registered under the Act. In addition, the A Share Fund will comply with the requirements of the rules under section 17(f) and 17(g) of the Act. This condition 7 will apply only to A Share Fund Series in which a Fund has invested; this condition 7 will not apply to A Share Fund Series invested in exclusively by Other Accounts except insofar as necessary for the A Share Fund Series invested in by a Fund to comply with this condition. William Blair will adopt procedures designed to ensure that the A Share Fund complies with the aforementioned sections of the Act and rules under the Act. William Blair will periodically review and periodically update as appropriate such procedures and will maintain books and records describing such procedures, and maintain the records required by rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the Act. In addition, in connection with the review required by condition 5 above, William Blair will provide annually to each Fund's Board a written report about William Blair's and the A Share Fund's compliance with this condition. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in an easily accessible place, and will be subject to examination by the SEC and its staff.

8.   To engage in Cross Transactions, the Funds will comply with rule 17a-7 under the Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely

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because a Fund and Other Account might become affiliated persons within the meaning of section 2(a)(3)(A), (B) or (C) of the Act because of their investments in the A Share Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary